FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2008

Silver Wheaton Corp.
(Translation of registrant’s name into English)

Suite 3150, 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.
By:	/s/ Michael Johnson
	Name:	Michael Johnson
	Title:	Vice President, Legal

Date:   February 19, 2008

SILVER WHEATON CORP.
MATERIAL CHANGE REPORT
FORM 51-102F3
1.	Name and Address of Company:

Silver Wheaton Corp. (“SLW”) Suite 3150 — 666 Burrard Street Vancouver, B.C. V6C 2X8

2.	Date of Material Change:

February 14, 2008

3.	News Release:

A news release reporting the material change described in this report was issued by SLW on February 14, 2008.

4.	Summary of Material Change:

SLW announced on February 14, 2008 that Goldcorp Inc., through its indirect wholly-owned subsidiary, Goldcorp Trading (Barbados) Limited, had completed its previously announced secondary offering of 108,000,000 common shares of SLW at a price of C$14.50 per share for gross proceeds of C$1,566,000,000.

5.	Full Description of Material Change:

SLW announced on February 14, 2008 that Goldcorp Inc. (“Goldcorp”), through its indirect wholly-owned subsidiary, Goldcorp Trading (Barbados) Limited, had completed its previously announced secondary offering of 108,000,000 common shares of SLW at a price of C$14.50 per share for gross proceeds of C$1,566,000,000. The underwriting syndicate was co-led by Macquarie Capital Markets Canada Ltd., Genuity Capital Markets and GMP Securities L.P., with Macquarie Capital Markets Canada Ltd. and Genuity Capital Markets as co-bookrunners, and included CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation and Merrill Lynch Canada Inc. The secondary offering represents the sale of all of Goldcorp’s entire 48% interest in SLW. SLW did not receive any proceeds from the secondary offering.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of SLW is knowledgeable about the material change and may be contacted respecting the change:

Michael Johnson Vice President, Legal Phone: (604) 699-0418

9.	Date of Report:

February 19, 2008